EXHIBIT 12(b)

                  COMPUTATION OF RATIO OF INCOME TO COMBINED FIXED
                   CHARGES AND PREFERRED SHARE DIVIDENDS
                          SEARS, ROEBUCK AND CO.
                     AND CONSOLIDATED SUBSIDIARIES



                                   Year Ended
(millions, except ratios)        1996          1995         1994

Fixed Charges
  Interest and amortization of
  debt discount and expense
  on all indebtedness            $1,365        $1,373       $1,279


  Add interest element implicit
  in rentals                        121           119          114

                                  1,486         1,492        1,393
  Preferred dividend factor          41            89          234
  Interest capitalized                5             4            1
Total fixed charges              $1,532        $1,585       $1,628


Income
  Income from continuing
  operations                     $1,271        $1,025         $857
  Deduct undistributed net
  income (loss) of
  unconsolidated companies            8             9           (7)
                                  1,263         1,016          864
Add
 Fixed charges (excluding
 interest capitalized
 and preferred dividend
 factor)                          1,486         1,492        1,393
  Income taxes                      834           703          614
   Income before fixed
   charges and Income taxes      $3,583        $3,211       $2,871


Ratio of income to combined
fixed charges and preferred
share dividends                    2.34          2.03         1.76

Note: In 1996, all the 8.88% Preferred Shares, First Series were redeemed and thereafter, the Company made no other preferred share dividend payments.


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